Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-224828

Supplementing the Prospectus Supplement

dated November 20, 2018 (to Prospectus dated November 20, 2018)

AIR LEASE CORPORATION

$300,000,000 FLOATING RATE MEDIUM-TERM NOTES, SERIES A, DUE JUNE 3, 2021

PRICING TERM SHEET

DATE: MAY 24, 2019

Issuer:	Air Lease Corporation

Ratings*:	Standard & Poor’s Ratings Services: BBB (stable outlook) Fitch Ratings: BBB (stable outlook) Kroll Bond Rating Agency: A- (stable outlook)

Security Description:	Floating Rate Medium-Term Notes, Series A, due June 3, 2021 (“Notes”)

CUSIP:	00914AAC6

ISIN:	US00914AAC62

Principal Amount:	$300,000,000

Net Proceeds (before expenses):	$299,670,000

Use of Proceeds:	The Issuer currently intends to use the net proceeds from the sale of the Notes primarily for the purchase of commercial aircraft. Pending any specific application, the Issuer may temporarily invest funds in short-term investments, including marketable securities.

Trade Date:	May 24, 2019

Settlement Date:

June 3, 2019 (T+5)

The Issuer expects that delivery of Notes will be made to investors on the Settlement Date, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof or the next two succeeding business days will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes prior to their date of delivery hereunder should consult their advisors.

Maturity Date:	June 3, 2021

Issue Price:	100.00% of face amount

Floating Rate Index:	Three-Month LIBOR

Floating Rate Spread:	+67 basis points

Minimum Interest Rate:	0.000%

Initial Interest Rate:	The initial interest rate will be based on three-month LIBOR determined on May 30, 2019 plus the Floating Rate Spread.

Interest Payment Frequency:	Quarterly

Interest Payment Dates:	March 3, June 3, September 3 and December 3, commencing September 3, 2019

Regular Record Dates:	Every February 16, May 19, August 19 and November 18

Interest Reset Dates:	The first interest reset date shall be the Settlement Date and thereafter, each Interest Payment Date. Newly reset interest rates shall apply beginning on and including the Interest Reset Date to, but excluding, the next Interest Payment Date.

Interest Determination Date:	The second London Banking Day preceding each Interest Reset Date

Day Count Fraction:	Actual/360

Modified Following Business Day Convention:	If any Interest Reset Date for a floating rate Note would otherwise be a day that is not a Business Day, the applicable Interest Reset Date will be postponed to the next succeeding day that is a Business Day, except if the Business Day falls in the next succeeding calendar month, the applicable Interest Reset Date will be the immediately preceding Business Day (the “Modified Following Business Day Convention”).

Optional Redemption:	Not Applicable

Change of Control Repurchase Event:	Puttable at 101% of principal plus accrued and unpaid interest, if any, to the date of purchase.

Denominations/Multiples:	$2,000 x $1,000

Calculation Agent:	Deutsche Bank Trust Company Americas

Governing Law:	New York

Bookrunner:	Wells Fargo Securities, LLC

*

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Investing in Notes involves a number of risks. See “Risk Factors” included or incorporated by reference in the prospectus supplement dated November 20, 2018 and the related prospectus dated November 20, 2018.

The Issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting Wells Fargo Securities, LLC at 1-800-645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.